Supplemental Attachment – ATS-N Part III ITM 11(c)

Item 11: Trading Services, Facilities and Rules c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Execution Errors

The ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades." Each potential error situation will be evaluated by the ATS's personnel on a case by-case basis.

If a trade is transacted in error and it is determined that the error was due to a system failure or other issue with the ATS's platform that resulted in a poor execution (*i.e.*, outside the NBBO), the ATS will contact each of the Subscribers associated with the error cross trade and inform them that the ATS is canceling the trade. The ATS will then initiate the cancel on the ATS and communicate with the respective FINRA TRF the trade report cancellation for each side of the cross trade. In the instances in which the trade was good (*i.e.*, inside the NBBO), and as a result of a systems issue, the ATS failed to acknowledge the execution to one of the two Subscribers associated with the error cross trade transacted on the ATS, the ATS will contact the affected Subscriber and ask whether or not they want to maintain (keep) the trade. If the Subscriber does not want to maintain the trade, the ATS will take the affected Subscriber's position and book it to IntelligentCross' error account. IntelligentCross will then instruct IntelligentCross' clearing broker to trade out of the error position. An IntelligentCross employee will book the error position and subsequently close-out the transaction through IntelligentCross' error account for settlement purposes and document within IntelligentCross' systems all details regarding the error transaction(s). The error transaction detail will include all details surrounding the error trade(s) and subsequent close-out trades (if any). The detail will also include an identification of all associated parties, the cause/reason for the error, or details surrounding Subscriber contact(s). The error trade detail will then be reviewed and electronically signed off as "compliance review" by the CCO or his designee and subsequently reviewed and signed off on as "Supervisory Review" by IntelligentCross' CEO or his/her supervisory principal designee.

The ATS will also ensure accurate CAT reporting.

With respect to a market wide event that may contain clearly erroneous transaction, the ATS monitors all email notification regarding clearly erroneous transactions. Upon receipt of a clearly erroneous e-mail notification, the ATS will immediately review the ATS's trading activity during the relevant timeframe to determine whether or not the ATS traded the securities referenced in the notification. The ATS

will then take immediate action (if any executions have been identified through the review) to reverse the trades upon the ATS and the respective FINRA TRF. A file in IntelligentCross' systems will be created that documents any FINRA TRF reversals that have been performed as a result of a clearly erroneous notification.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (*e.g.*, if there is a trading halt). The minimum price variation ("MPV") for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with increments below the MPV will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

Anonymity

All orders and executions are anonymous as to and between Subscribers. Subscribers are only made aware of IntelligentCross as a party or contra-party on orders and executions.

The ATS does not provide any means of communication between Subscribers. There is no negotiation, chat, instant message, indication of interest, "Flash Order," or similar functionality provided.

Hosted Pools

The ATS may setup a Hosted Pool, at the request of a Subscriber, where such Subscriber will designate that an order interact with other orders entered by that same Subscriber, or other Subscribers participating in the same Hosted Pool. Hosted Pools are described in more detail in Part III, Items 7 and 9. An order designated to interact within a Hosted Pool can be designated to only interact with that Hosted Pool or can also be designated to interact with liquidity outside the Hosted Pool after checking for liquidity available in that Hosted Pool, as described further in Part III, Item 7. An order designated to interact with liquidity outside the Hosted Pool in the ASPEN book cannot be displayed.

Unless otherwise stated, the ATS' matching and trading rules applies to the Hosted Pools in the same manner as the ATS. An order designated to interact within a Hosted Pool that also is designated to interact with liquidity outside the Hosted Pool does not receive a new timestamp when determining eligibility to match against orders in the main book. Orders and order modifications are timestamped on arrival and those timestamps do not change. An order that is eligible to match in the main book after checking for liquidity available in a

Hosted Pool complies with the priority rules in the main book based on its timestamp.

The match priority criteria in a Hosted Pool are generally the same as in the ATS main books, excluding those Hosted Pools configured with specific match priority criteria as described in this Item. In ASPEN Hosted Pools, orders eligible for matching will be matched based on price and the time at which such orders are received relative to other orders (as orders designated to interact with other orders in a Hosted Pool are not eligible to be displayed orders). In the ASPEN main book, orders eligible for matching will be matched based on price, display type (i.e., with respect to ASPEN, at each price level, displayed orders will have priority over non-displayed orders), and the time at which such orders are received relative to other orders. Within the Hosted Pools, the ATS offers, at the request of a Subscriber that requested that the Hosted Pool be set up, the ability to configure a Hosted Pool such that all participants of the Hosted Pool must preference their own firm orders in a multi-broker Hosted Pool prior to being eligible to match against other broker orders. Such a configuration is set on the entire Hosted Pool and not on an order-by-order basis.

Within the Hosted Pools, the ATS offers, at the request of a Subscriber that requested that the Hosted Pool be set up, to specify that matching should be continuous in an individual Hosted Pool. If the Hosted Pool is marked as continuous, orders are matched immediately after each new order, replace or NBBO update is received, if the new event makes corresponding continuous pool orders matchable. This continuous matching functionality is only available in Hosted Pools and is different than, and without regard to, the near-continuous matching mechanism in the main ATS books. Orders in Hosted Pools also can be made eligible to access both continuous and near-continuous Hosted Pools. In such cases, an order tagged for both a continuous and a near-continuous Hosted Pool will first interact with the continuous Hosted Pool and, if the order is not fully executed in such Hosted Pool, it will then interact with the near-continuous Hosted Pool, i.e., continuous Hosted Pools will have preference for matching over near-continuous Hosted Pools.

Subscribers participating in a Hosted Pool may request that orders designated for the Midpoint book and the ASPEN book have the ability to interact with each other inside the Hosted Pool. When such an option is selected, any eligible orders will interact at each Match Event, regardless if the next Match Event is for Midpoint book-eligible orders or ASPEN book-eligible orders. The Block IOI service offered in the Hosted Pool is available for the Midpoint book only.

Within the Hosted Pools, the ATS offers, at the request of a Subscriber, where orders are designated to interact within multiple Hosted Pools, the ability to set a configured preference for the sequence of the Hosted Pools in which the Subscriber's orders will interact within those multiple Hosted Pools. Such sequencing may supersede the match priority criteria for, and therefore the prices received by, a particular order in the Hosted Pools.

Within the Hosted Pools, the ATS offers the ability to allow or prevent the matching of orders according to custom keys specified by a Subscriber via FIX tags. See Part III, Item 14 for more information. This functionality allows a Subscriber to control which orders can match with other orders in a Hosted Pool. For example, a buy order sent with a "prevent" instruction and a key equal to "1 2 3", will not be able to match against an order that includes a key of either "1", "2" or "3." Conversely, a buy order with an "allow" key of "4 5" can only match with orders containing a key of either "4" or "5".

Within the Hosted Pools, the ATS offers, at the request of a Subscriber that requested that the Hosted Pool be set up, a price improvement logic that will split any overlap in effective limit prices at a fixed level set for each Hosted Pool. For every trade in such a Hosted Pool, a specified percentage of the overlap will go to the liquidity provider and the remaining percentage will go to the liquidity taker (with the total percentage equaling 100%). The effective limit price for each order in the Hosted Pool is determined as the less aggressive of the peg instruction, limit price, and/or prevailing NBBO.

For example, suppose that the specified percentage is set at 75% of the overlap for liquidity provider and 25% for liquidity taker and suppose that a buyer has a posted order in a Hosted Pool at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. The liquidity provider (the buyer) will receive 75% of the overlap and the liquidity taker (the seller) will receive 25% of the overlap, and these two orders will be crossed at a price of $10.0025.